                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                 (RULE 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULES 13d(b)(c), AND (d) AND AMENDMENTS THERETO FILED
                           PURSUANT TO RULE 13d-2(b)*





                                  Resonate Inc.
            --------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
            --------------------------------------------------------
                         (Title of Class of Securities)

                                    76115Q104
            --------------------------------------------------------
                                 (CUSIP Number)

                               September 17, 2002
            --------------------------------------------------------
                  (Date of Event Which Requires Filing of This
                                   Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                              [ ]  Rule 13d-1(b)
                              [X]  Rule 13d-1(c)
                              [ ]  Rule 13d-1(d)


                                   Page 1 of 4

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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CUSIP NO. 76115Q104                  13G                       PAGE 2 OF 4 PAGES

--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON

          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          Lloyd I. Miller, III                                       ###-##-####
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)    [ ]
                                                                     (b)    [ ]
--------------------------------------------------------------------------------
3         SEC USE ONLY
--------------------------------------------------------------------------------

4         CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
--------------------------------------------------------------------------------
                                  5      SOLE VOTING POWER
            NUMBER OF                    1,742,633
             SHARES               ----------------------------------------------
          BENEFICIALLY            6      SHARED VOTING POWER
            OWNED BY                     571,332
              EACH                ----------------------------------------------
            REPORTING             7      SOLE DISPOSITIVE POWER
             PERSON                      1,142,633
              WITH                ----------------------------------------------
                                  8      SHARED DISPOSITIVE POWER
                                         1,171,332
--------------------------------------------------------------------------------
9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         2,313,965
--------------------------------------------------------------------------------
10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                             [ ]
--------------------------------------------------------------------------------
11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
--------------------------------------------------------------------------------

12       TYPE OF REPORTING PERSON
         IN-IA-OO*
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
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                                                                     Page 3 of 4

Item 1(a).  Name of Issuer:                                                Resonate Inc.

Item 1(b).  Address of Issuers's Principal Executive Offices:              385 Moffett Park Drive
                                                                           Sunnyvale, CA 94089

Item 2(a).  Name of Person Filing:                                         Lloyd I. Miller, III

Item 2(b).  Address of Principal Business Office or, if None, Residence:   4550 Gordon Drive, Naples, Florida
                                                                           34102

Item 2(c).  Citizenship:                                                   U.S.A.

Item 2(d).  Title of Class of Securities:                                  Common Stock

Item 2(e).  CUSIP Number:                                                  76115Q104

Item 3.     IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b) OR 13d-2(b) or
            (c), CHECK WHETHER THE PERSON FILING IS A:

            Not Applicable, this statement is filed pursuant to 13d-1(c)

Item 4. OWNERSHIP: The reporting person (i) shares dispositive power with respect to 1,171,332 of the reported securities as an advisor to certain family trusts and as a trustee to certain grantor retained annuity trusts, (ii) shares voting power with respect to 571,332 of the reported securities as an advisor to certain family trusts,
            (iii) has sole dispositive power with respect to 1,142,633 of the reported securities as the manager of a limited liability company that is the general partner of a limited partnership, and (iv) has sole voting power with respect to 1,742,633 of the reported securities as the manager of a limited liability company that is the general partner of a limited partnership and as a trustee to certain grantor retained annuity trusts.


            (a)   2,313,965

            (b)   8.5%

            (c)   (i) sole voting power: 1,742,633

                  (ii) shared voting power: 571,332

                  (iii) sole dispositive power: 1,142,633

                  (iv) shared dispositive power: 1,171,332

Item 5.     OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

            Not Applicable
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                                                                     Page 4 of 4


Item 6.    OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

            Persons other than Lloyd I. Miller, III have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the reported securities.

Item 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

            Not Applicable

Item 8.     IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

            Not Applicable

Item 9.     NOTICE OF DISSOLUTION OF GROUP:

            Not Applicable

Item 10.    CERTIFICATION:

            By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated: September 20, 2002                    /s/ Lloyd I. Miller, III
                                             ----------------------------
                                                 Lloyd I. Miller, III